Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended September 30, 2021, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Overview

Through our subsidiaries (the “PRC operating entities”) in the People’s Republic of China (“China” or the “PRC”), we are a pharmaceutical company specializing in the development, manufacturing, marketing and sale of traditional Chinese medicine derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this filing. In addition, we also sell biomedical drugs, medical instruments, traditional Chinese medicine pieces (“TCMPs”) and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

We have been profitable since 2015 and we believe we are well-positioned to benefit from the rapid growth of the TCMD market in China and to leverage the leading market position of our flagship products in order to further grow our business.

Recent Development

On December 1, 2021, the Company entered into definitive agreements (the “Agreements”) with Kitanihon Pharmaceutical Co., Ltd. (“Kitanihon”), a Japanese pharmaceutical company, pursuant to which (i) both parties will build a manufacturing facility in Ji’an, Jiangxi, China, for the manufacturing and research and development of traditional Chinese medicine derivatives products, with an aggregate area of over 430,000 square feet, and the Company will bear the costs associated with building the facility, and (ii) the Company will purchase 464 shares of Kitanihon for an aggregate of JPY176.32 million (approximately US$1.56 million). As the date of this report, the building of manufacturing facility has not started, and the Company has not acquired the 464 shares of Kitanihon.

In relation to the Agreements, Sununion Holding Group Limited (“Sununion”), the controlling shareholder of the Company wholly owned by Mr. Gang Lai, the chief executive officer and chairman of the board of directors of the Company, entered into an agreement with Mr. Gang Lai and Kitanihon on December 1, 2021, pursuant to which Kitanihon authorized the Company to use certain of its intangible assets, including technologies and certain intellectual properties, in exchange for which Mr. Gang Lai transferred 1,073,280 ordinary shares of Sununion owned by him and valued at US$2.5 million to Kitanihon.

COVID-19 Impact

Due to resurgence of COVID-19 pandemic in China in 2022 and related restrictive measures, including travel restrictions, the PRC operating entities have experienced delays in purchase of raw materials from suppliers and in delivering products to customers on a timely basis. The prices of the raw materials have also increased by about 5% as compared to the same period of last year. In addition, we granted some customers extended payment terms of 30 days to 120 days as a result of the COVID-19 pandemic. However, based on our present relationship with these customers and our evaluation of their financial conditions, we do not anticipate any material collectability problems. Currently, we do not expect the COVID-19 pandemic will have a materially adverse impact on the business operating of the PRC operating entities and our financial results. However, due to the high uncertainty of the evolving situation, we have limited visibility on how the COVID-19 affects the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date our unaudited condensed consolidated financial statements are released. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the Six Months Ended March 31,		Variance
	2022	2021	%
Revenue from sales of self-manufactured TCMD products	63.4%	54.8%	15.3%
Revenue from sales of third-party products	36.6%	45.2%	(19.4)%
Total revenue	100.0%	100.0%

Number of customers	1,205	1,092	10.3%

Sales volume by unit- TCMD products	6,966,256	9,140,000	(23.8)%
Sales volume by unit- third party products	4,763,265	5,043,984	(5.6)%
Total sales volume	11,729,521	14,183,984	(17.3)%

Average selling price per unit- TCMD products	$2.20	$1.46	50.7%
Average selling price per unit- Third-party products	$1.86	$2.18	(14.7)%

Revenues from sales of TCMD products manufactured by us accounted for 63.4% and 54.8% of our total revenues for the six months ended March 31, 2022 and 2021, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (“Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

Sales volume of our TCMD products decreased by 2,173,744 units, or 23.8%, from 9,140,000 units sold in six months ended March 31, 2021 to 6,966,256 units sold in six months ended March 31, 2022. The decrease in our sales volume was due to our inability to timely fulfill the orders of our customer in February and March 2022 due to the resurgence of COVID-19 cases in China, and accordingly our sales volume was negatively impacted in the six months ended March 31, 2022, which was lower than that of the six months ended March 31, 2021. As affected by the inflation and increased costs of raw materials, we adjusted our selling price of TCMD products accordingly. The average selling price of our TCMD products increased by 50.7%, from $1.46 per unit in the six months ended March 31, 2021 to $2.20 per unit in the six months ended March 31, 2022. On the other hand, the exchange rate between Renminbi, or RMB, and U.S. dollars, or US$, was US$1.00 to RMB6.5541 in the six months ended March 31, 2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our reported total revenues. These combined factors led to a 15.3% increase in our revenue from sales of our TCMD products from six months ended March 31, 2021 to six months ended March 31, 2022.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets.

Revenues from sales of third-party products accounted for 36.6% and 45.2% of our total revenues for the six months ended March 31, 2022 and 2021, respectively. Sales volume of third-party products decreased by 280,719 units or 5.6%, from 5,043,984 units sold in the six months ended March 31, 2021 to 4,763,265 units sold in the six months ended March 31, 2022, while the average selling price of third-party products decreased by 14.7% from $2.18 per unit in the six months ended March 31, 2021 to $1.86 per unit in the six months ended March 31, 2022 as affected by changes in product mix based on customer orders. On the other hand, the exchange rate between RMB and US$ was US$1.00 to RMB6.5541 in the six months ended March 31, 2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our reported total revenues. These factors led to a 19.4% decrease in our revenue from sales of our third-party products from the six months ended March 31, 2021 to the six months ended March 31, 2022. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 43.2% and 50.7% of our total revenue for the six months ended March 31, 2022 and 2021, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 56.8% for the six months ended March 31, 2022, an increase by 7.5% from the gross margin of 49.3% in the six months ended March 31, 2021. Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more products with lower costs and higher margin are sold, while our gross margin decreases when more products with higher costs and lower margin are sold. The sales of product mix changed during six months ended March 31, 2022 as compared to six months ended March 31, 2021 because more products with higher costs and lower margin had been sold to our customers, thereby increasing our gross margin.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 37.5% and 4.6% of our total revenue for the six months ended March 31, 2022 and 2021, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 7.6% and 4.1% of our revenue for the six months ended March 31, 2022 and 2021, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses were 0.6% and 1.3% of our revenue for the six months ended March 31, 2022 and 2021 respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

Financial Results for the Six Months Ended March 31, 2022 Compared to the Six Months Ended March 31, 2021

The following table summarizes the results of our operations during the six months ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$24,202,340	100.0%	$24,292,948	100.0%	$(90,608)	(0.4)%
COST OF REVENUE	10,445,906	43.2%	12,304,678	50.7%	(1,858,772)	(15.1)%
GROSS PROFIT	13,756,434	56.8%	11,988,270	49.3%	1,768,164	14.7%

OPERATING EXPENSES
Selling expenses	9,079,771	37.5%	1,109,287	4.6%	7,970,484	718.5%
General and administrative expenses	1,830,923	7.6%	985,498	4.1%	845,425	85.8%
Research and development expenses	144,461	0.6%	310,668	1.3%	(166,207)	(53.5)%
Total operating expenses	11,055,155	45.7%	2,405,453	10.0%	8,649,702	359.6%

INCOME FROM OPERATIONS	2,701,279	11.2%	9,582,817	39.4%	(6,881,538)	(71.8)%

OTHER INCOME (EXPENSE)
Interest expense, net	(88,389)	(0.4)%	(46,671)	(0.2)%	(41,718)	89.4%
Other income (expense), net	634	0.0%	(8,227)	0.1%	8,861	(107.7)%
Equity investment income	696,430	2.9%	30,626	0.1%	665,804	2174.0%
Total other income (expense), net	608,675	2.5%	(24,272)	(0.1)%	632,947	(2607.7)%

INCOME BEFORE INCOME TAX PROVISION	3,309,954	13.7%	9,558,545	39.3%	(6,248,591)	(65.4)%

PROVISION FOR INCOME TAXES	1,578,219	6.5%	2,410,747	9.9%	(832,528)	(34.5)%

NET INCOME	$1,731,735	7.2%	$7,147,798	29.4%	$(5,416,063)	(75.8)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the six months ended March 31,
	2022	2021	Change
	Amount	Amount	Amount	%

Revenue - TCMD products sales	$15,354,635	$13,318,921	$2,035,714	15.3%
Revenue – third-party products sales	8,847,705	10,974,027	(2,126,322)	(19.4)%
Total revenue	$24,202,340	$24,292,948	$(90,608)	(0.4)%

	For the six months ended March 31,
	2022	2021
Sales of TCMD products:
Medicinal liquor products	$765,793	$1,133,879
Other chronic condition treatment products	12,077,570	9,700,934
Cold and flu medicines	2,511,272	2,484,108
Sub-total of TCMD products sales	15,354,635	13,318,921

Sales of third-party products:
Biochemical drugs	1,366,017	9,434,645
Traditional Chinese medicine pieces	7,431,251	20,570
Medical instruments	50,437	1,517,860
Dietary supplements	-	952
Subtotal of third-party products sales	8,847,705	10,974,027

Total revenue	$24,202,340	$24,292,948

Our total revenues decreased by $90,608, or 0.4%, to $24,202,340 for the six months ended March 31, 2022 from $24,292,948 for the six months ended March 31, 2021.

Revenue from sales of our TCMD products

Sales of our TCMD products increased by $2,035,714, or 15.3%, from $13,318,921 in the six months ended March 31, 2021 to $15,354,635 in the six months ended March 31, 2022. The increase in the sales of our TCMD product was due to the following specific reasons:

a)	The COVID-19 pandemic led to disruptions of supply chain and transportation and an overall increase in the market price of the raw materials used in manufacturing of our TCMD products. Accordingly, we adjusted the selling prices of our TCMD products in response to the increase in raw material purchase costs and general inflation. Our weighted average unit selling price of TCMD products increased by $0.74 per unit, or 50.7%, from $1.46 per unit in the six months ended March 31, 2021 to $2.20 per unit in the six months ended March 31, 2022. The higher selling price contributed to the increase in sales revenue of our TCMD products in the six months ended March 31, 2022.

b)	Due to recent COVID-19 resurgence in China, which caused transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. This led to lower sales volume of our TCMD products by 23.8% in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021. Our sales volume of TCMD products decreased by 2,173,744 units from 9,140,000 units in the six months ended March 31, 2021 to 6,966,256 units in the six months ended March 31, 2022.

c)	The exchange rate between RMB and US$ was US$1.00 to RMB6.5541 in the six months ended March 31, 2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products decreased by $2,126,322, or 19.4%, from $10,974,027 in the six months ended March 31, 2021 to $8,847,705 in the six months ended March 31, 2022. Sales volume of third-party products slightly decreased by 5.6%, from 5,043,984 units sold in the six months ended March 31, 2021 to 4,763,265 units sold in the six months ended March 31, 2022. In addition, due to change in product mix, our weighted average selling price of third-party products decreased by $0.32 per unit, or 14.7%, from $2.18 per unit in the six months ended March 31, 2021 to $1.86 per unit in the six months ended March 31, 2022. The exchange rate between RMB and US$ was US$1.00 to RMB6.5541 in the six months ended March 31,2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our reported revenues from sales of third-party products.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes.

	For the six months ended March 31,
	2022	2021	Change
	Amount	Amount	Amount	%

Cost of revenue- TCMD products	$4,953,950	$5,417,129	$(463,179)	(8.6)%
Cost of revenue- third-party products	5,491,956	6,887,549	(1,395,593)	(20.3)%
Total cost of revenue	$10,445,906	$12,304,678	$(1,858,772)	(15.1)%

Our cost of revenues decreased by $1,858,772, or 15.1%, from $12,304,678 in the six months ended March 31, 2021 to $10,445,906 in the six months ended March 31, 2022. The decrease in our cost of revenues was primarily due to decreased sales volume, increased raw material and third-party product purchase costs, and a 2.9% exchange rate impact as discussed in more details below.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 47.4% and 44.0% of our total costs of revenues for the six months ended March 31, 2022 and 2021, respectively. Cost of revenues of TCMD products decreased by $463,179, or 8.6%, from $5,417,129 in the six months ended March 31, 2021 to $4,953,950 in the six months ended March 31, 2022. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of TCMD products decreased by 23.8%, from 9,140,000 units sold in the six months ended March 31, 2021 to 6,966,256 units sold in the six months ended March 31, 2022. Due to recent resurgence of the COVID-19 pandemic and related transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. These factors led to lower sales volume of our TCMD products in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021. As sales volume decreased in the six months ended March 31, 2022, raw materials, labor, packaging, freight and overhead costs associated with our TCMD product sales also decreased.

(2)	As a result of inflation and increased market price of raw materials, the average per unit cost of our TCMD products increased by $0.12, or 20.3%, from $0.59 per unit in the six months ended March 31, 2021 to $0.71 per unit in the six months ended March 31, 2022. Among the 13 varieties of TCMD products, cost of revenues of Guben Yanling Pill, one of our key products, accounted for 20.5% and 20.0% of our total cost of revenues in the six months ended March 31, 2022 and 2021, respectively. Unit production costs of Guben Yanling Pill increased by $0.33 per unit or 34.0% from $0.98 per unit in the six months ended March 31, 2021 to $1.32 per unit in the six months ended March 31, 2022. In addition, unit production cost of Shiquan Dabu Medicinal Liquor, Shenrong Medicinal Liquor, Fengshitong Medicinal Liquor, Qishe Medicinal Liquor, Wuzi Yanzong Oral Liquid and Qiangli Pipa Syrup increased by 46.9%, 38.3%, 54.5%, 30.5%, 22.6% and 37.2%, respectively.

(3)

The exchange rate between RMB and US$ was US$1.00 to RMB6.5541 in the six months ended March 31, 2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our cost of revenues from sales of TCMD products.

The decrease in our cost of revenues of our TCMD products in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021 reflected the above-mentioned factors combined.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 52.6% and 56.0% of our total costs of revenues for the six months ended March 31, 2022 and 2021, respectively. Cost of revenues of third-party products decreased by $1,395,593, or 20.3%, from $6,887,549 in the six months ended March 31, 2021 to $5,491,956 in the six months ended March 31, 2022, because of a decrease in the average unit cost of third-party products by $0.22 per unit, or 16.1%, from $1.37 per unit in the six months ended March 31, 2021 to $1.15 per unit in the six months ended March 31, 2022, and also affected by a decrease in sales volume of third-party products by 5.6%. In addition, the exchange rate between RMB and US$ was US$1.00 to RMB6.5541 in the six months ended March 31, 2021 as compared to US$1.00 to RMB6.3717 in the six months ended March 31, 2022. The appreciation of RMB against US$ had a 2.9% positive impact on our cost of revenues from sales of third-party products.

These factors led to the decrease in cost of revenues associated with third-party product sales in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021.

Gross profit

Our gross profit increased by $1,768,164, from $11,988,270 in the six months ended March 31, 2021 to $13,756,434 in the six months ended March 31, 2022. Our gross margin increased by 7.5% from 49.3% in the six months ended March 31, 2021 to 56.8% in the six months ended March 31, 2022.

	For the six months ended March 31,
	2022	2021	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$10,440,685	$7,901,792	$2,498,893	31.6%
Gross profit- third-party products	3,355,749	4,086,478	(730,729)	(17.9)%
Total gross profit	$13,756,434	$11,988,270	$1,768,164	14.7%

Gross margin- TCMD products	67.7%	59.3%		8.4%
Gross margin- third party products	37.9%	37.2%		0.7%
Total gross margin	56.8%	49.3%		7.5%

Average selling price per unit- TCMD products	$2.20	$1.46	$0.74	50.7%
Average cost per unit- TCMD products	$0.71	$0.59	$0.12	20.3%

Average selling price per unit- third party products	$1.86	$2.18	$(0.32)	(14.7)%
Average cost per unit - third party products	$1.15	$1.37	$(0.22)	(16.1)%

Gross profit from the sales of our TCMD products increased by $2,498,893, or 31.6%, from $7,901,792 in the six months ended March 31, 2021 to $10,400,685 in the six months ended March 31, 2022, and the gross margin of our TCMD products increased by 8.4%, from 59.3% in the six months ended March 31, 2021 to 67.7% in the six months ended March 31, 2022. The increase in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, we adjusted the selling prices of our TCMD products in response to the increase in raw material purchase costs and general inflation. Our weighted average unit selling price of TCMD products increased by $0.74 per unit, or 50.7%, from $1.46 per unit in the six months ended March 31, 2021 to $2.20 per unit in the six months ended March 31, 2022. The higher selling prices of our TCMD products increased the profitability from our sales of TCMD products; (ii) our gross profit and gross margin were affected by the sales of different product mix during each reporting period. During the six months ended March 31, 2022, as a result of the changes in the average selling price and changes in sales mix as determined by customer orders, our gross profit associated with the sales of Guben Yanling Pill, Quanlu Pill and Shengrong Weisheng Pill increased by $2,412,796, $262,375 and $89,334 respectively, as compared to the six months ended March 31, 2021; and (iii) the appreciation of RMB against US$ had a 2.9% positive impact on our gross profit from sales of TCMD products.

Gross profit from third-party product sales decreased by $730,729, or 17.9%, from $4,086,478 in the six months ended March 31, 2021 to $3,355,749 in the six months ended March 31, 2022, while the gross margin of third-party product sales slightly increased by 0.7%, from 37.2% in the six months ended March 31, 2021 to 37.9% in the six months ended March 31, 2022. The average unit selling price of third-party products decreased by 14.7%, or $0.32 per unit, while the average unit cost of third-party products also decreased by 16.1%, or $0.22 per unit. The decrease in the average selling price outpaced the decrease in average unit cost of third-party products by $0.10 per unit. The decrease in our gross profit from third-party products was affected by changes in sales of different product mix in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021. For example, the largest portion of decrease in gross profit of third-party products was associated with sales of biochemical drugs products, which decreased by $2,818,098 when sales volume decreased by 93.2% while the average unit purchase cost increased by 85.9% or $1.07 per unit when comparing the six months ended March 31, 2022 to the six months ended March 31, 2021. Higher purchase price on biochemical drug products lowered down our gross profit in the six months ended March 31, 2022. On the other hand, gross profit associated with sales of TCMPs increased by $2,732,948 as a result of increased sales volume by 4,398,513 units, and decreased average unit purchase cost by 53.0%. These combined factors led to the decrease in our gross profit from sales of third-party products for the six months ended March 31, 2022. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2022 and 2021:

	For the six months ended March 31,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$24,202,340	100.0%	$24,292,948	100.0%	$(90,608)	(0.4)%
Operating expenses:
Selling expenses	9,079,771	37.5%	1,109,287	4.6%	7,970,484	718.5%
General and administrative expenses	1,830,923	7.6%	985,498	4.1%	845,425	85.8%
Research and development expenses	144,461	0.6%	310,668	1.3%	(166,207)	(53.5)%
Total operating expenses	$11,055,155	45.7%	$2,405,453	10.0%	$8,649,702	359.6%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended March 31,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$447,162	5.0%	$411,310	37.1%	$35,852	8.7%
Advertising expenses	8,219,488	90.5%	266,884	24.1%	7,952,604	2979.8%
Shipping and delivery expenses	347,908	3.8%	393,446	35.5%	(45,538)	(11.6)%
Business travel and meals expenses	57,488	0.6%	27,145	2.4%	30,343	111.8%
Other sales promotion related expenses	7,725	0.1%	10,502	0.9%	(2,777)	(26.4)%
Total selling expenses	$9,079,771	100.0%	$1,109,287	100.0%	$7,970,484	718.5%

Our selling expenses increased by $7,970,484, or 718.5%, from $1,109,287 in the six months ended March 31, 2021 to $9,079,771 in the six months ended March 31, 2022, primarily attributable to (i) an increase in advertising expenses by $7,952,604, or 2979.8%, from $266,884 in the six months ended March 31, 2021 to $ 8,219,488 in the six months ended March 31, 2022. In September 2021, we entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend agreed to assist us in developing and producing a TV advertisement for promoting the sales of our major TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinating with a TV channel to broadcast the advertisement to targeted geographic market areas. Pursuant to the terms under this agreement, we made an advance payment in the amount of 30% of the total advertising service fee to Fengyang Legend, and we paid Fengyang Legend another 58% of the total advertising service fee when the TV channel on which the advertisement is broadcasted was determined. Since our TV advertisement was first broadcasted in October 2021, our prepayment to Fengyang Legend has been charged to advertising expenses during the six months ended March 31, 2022, which led to higher advertising expenses in the six months ended March 31, 2022; (ii) an increase in our salary and benefit expenses paid to our sales employees by $35,852, or 8.7%, from $411,310 in the six months ended March 31, 2021 to $447,162 in the six months ended March 31, 2022, and an increase in business travel and meals expense by $30,343 or 111.8%, from $27,145 in the six months ended March 31, 2021 to $57,488 in the six months ended March 31, 2022, primarily due to our increased sales activities during the six months ended March 31, 2022; and (iii) a decrease in shipping and delivery expenses by $45,538, or 11.6%, from $393,446 in the six months ended March 31, 2021 to $347,908 in the six months ended March 31, 2022, due to our decreased sales volume during the six months ended March 31, 2022. These above-mentioned factors combined led to the increase in our selling expenses in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021. As a percentage of revenues, our selling expenses accounted for 37.5% and 4.6% of our total revenue for the six months ended March 31, 2022 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the six months ended March 31,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$345,344	18.9%	$307,433	31.2%	$37,911	12.3%
Depreciation and amortization	113,962	6.2%	109,103	11.1%	4,859	4.5%
Bad debt reserve expenses (recovery)	484,811	26.5%	(203,253)	(20.6)%	688,064	(338.5)%
Land and property tax	53,348	2.9%	51,886	5.3%	1,462	2.8%
Office supply and utility expense	255,627	14.0%	150,857	15.3%	104,770	69.4%
Transportation, business travel and meals expense	50,217	2.7%	14,196	1.4%	36,021	253.7%
Consulting fee	474,026	25.9%	520,726	52.8%	(46,700)	(9.0)%
Inspection and maintenance fee	29,695	1.6%	9,841	1.0%	19,854	201.7%
Stamp tax and other expenses	23,893	1.3%	24,709	2.5%	(816)	(3.3)%
Total general and administrative expenses	$1,830,923	100.0%	$985,498	100.0%	$845,425	85.8%

Our general and administrative expenses increased by $845,425 or 85.8% from $985,498 in the six months ended March 31, 2021 to $1,830,923 in the six months ended March 31, 2022, primarily attributable to (i) an increase in our office supply and utility expenses by $104,770, or 69.4%, to support our administration activities; (ii) an increase in our salaries, welfare expenses and insurance expenses paid to administration employees by $37,911, or 12.3%, because of a higher amount of annual bonus distributed to administrative staffs in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021, and (iii) an increase in bad debt expense by $688,064 or 338.5% because we accrued more bad debt expenses based on our assessment of the collectability of the accounts receivable and advance to suppliers, offset by a decrease in consulting fees by $46,700 because we incurred higher amount of consulting services fees in the six months ended March 31, 2021 before we completed our initial public offering (the “IPO”). The overall increase in our general and administrative expenses in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 7.6% and 4.1% of our revenue for the six months ended March 31, 2022 and 2021, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the six months ended March 31,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$82,198	56.9%	$75,133	24.2%	$7,065	9.4%
Materials used in research and development activities	52,262	36.2%	226,800	73.0%	(174,538)	(77.0)%
Depreciation and others	10,001	6.9%	8,735	2.8%	1,266	14.5%
Total research and development expenses	$144,461	100.0%	$310,668	100.0%	$(166,207)	(53.5)%

Research and development expenses decreased by $166,207, or 53.5%, from $310,668 for the six months ended March 31, 2021 to $144,461 for the six months ended March 31, 2022, primarily attributable to a decrease in the materials used in the research and development activities. As a percentage of revenues, research and development expenses were 0.6% and 1.3% of our revenue for the six months ended March 31, 2022 and 2021, respectively.

Other income (expenses), net

Total other income, net, increased by $632,947 or 2,607.7%, from a net other expenses of $24,272 in the six months ended March 31, 2021 to a net other income $608,675 in the six months ended March 31, 2022, due to the following reasons:

(i)	interest expenses increased by $41,718, or 89.4%, from $46,671 in the six months ended March 31, 2021 to $88,389 in the six months ended March 31, 2022. The increase in our interest expenses was due to higher amount of outstanding loans we carried during the six months ended March 31, 2022 as compared to the six months ended March 31, 2021; and

(ii)	our short-term investment income increased by $696,430 in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021. We had short-term investments of $14.3 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid.

Provision for Income Taxes

Our provision for income taxes was $1,578,219 in the six months ended March 31, 2022, a decrease of $832,528, or 34.5% from $2,410,747 in the six months ended March 31, 2021 due to our decreased taxable income. Under the Enterprise Income Tax Law, or the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”, individually an “HNTE”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe Pharmaceuticals Co., Ltd., a limited liability company organized under the laws of the PRC, or Jiangxi Universe, one of our main operating subsidiaries in the PRC, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. Jiangxi Universe’s HNTE status was successfully renewed in December 2019 for a term of three additional years. The EIT Law is typically enforced by the local tax authorities in the PRC. Each local tax authority has the discretion to grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2022 and 2021 were reported at a blended reduced rate since Jiangxi Universe enjoys a 15% reduced income tax rate due to its HNTE status, and Jiangxi Universe Pharmaceuticals Trade Co., Ltd. (“Universe Trade”) and Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”), the wholly owned subsidiaries of Jiangxi Universe, are subject to a standard 25% income tax rate. Our effective tax rate was 47.7% and 25.2% for the six months ended March 31, 2022 and 2021, respectively. The increase in effective tax rate of approximately 22.5% was primarily due to more taxable income was generated from Universe Trade with 25% income tax rate during the six months ended March 31, 2022. For the same period of 2021, more taxable income was generated from Jiangxi Universe with 15% income tax rate.

Net Income

As a result of the foregoing, we reported a net income of $1,731,735 for the six months ended March 31, 2022, representing a $5,416,063 decrease from a net income of $7,147,798 for the six months ended March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2022, we had $14,236,300 in cash on hand. We also had short-term investments of $14.3 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid. As of March 31, 2022, we also had $18.8 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. No single customer accounts for more than 10% of our total accounts receivable balance as of March 31, 2022. Approximately 64.9%, or $12.2 million, of our net accounts receivable balance as of March 31, 2022 had been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2022, our inventory balance amounted to $3,385,872, primarily consisting of raw materials and work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

During the fiscal year 2021, we also started to construct new manufacturing facilities in order to expand our future production capacity, and we had made a prepayment of approximately RMB69.2 million (approximately $10.9 million) to Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), a sub-contractor, to start the construction-in-progress project, or CIP project, including land improvement, building foundation and the construction of the manufacturing plants. As of March 31, 2022, $450,056 (approximately RMB2.9 million) of prepayment for the CIP project had been used for construction work, and the amount was recorded as construction in progress which was included in property, plant and equipment in the consolidated balance sheets. As of March 31, 2022, the $10.4 million prepayment to Chenyuan was recorded as prepayment for the CIP project on the balance sheets. There was no additional significant prepayment to the sub-contractor during the six months ended March 31, 2022. As of March 31, 2022, future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (equivalent to $15.1 million), among which approximately $3.9 million is required for the fiscal year ending September 30, 2023. We currently plan to support our ongoing CIP project through cash flows from operations, proceeds received from the IPO, and borrowings from banks, if necessary.

In fiscal year 2021, we made a prepayment of approximately $2.5 million to a related party in order to purchase certain residential and commercial property. On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $5.04 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of September 30, 2021, we had made a prepayment of RMB16 million ($2,476,800) to Jiangxi Yueshang and there was no additional significant payment to Jiangxi Yueshang during the six months ended March 31, 2022. As of the date of this report, we have not received the certificate of occupancy nor access to the property. The remaining balance is expected to be paid by August 2024.

As of March 31, 2022, we also had short-term bank loans of approximately $4.4 million that we obtained from Jiangxi Luling Rural Commercial Bank (“LRC Bank”) and Bank of Communications for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of March 31, 2022, our working capital balance was $41.5 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders and proceeds received from the IPO will be sufficient to meet our working capital needs in the next 12 months from the date our unaudited condensed consolidated financial statements for the six months ended March 31, 2022 are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2022	2021
Net cash provided by operating activities	$6,118,203	$1,058,129
Net cash used in investing activities	(55,091)	(50,875)
Net cash provided by (used in) financing activities	(19,991)	24,136,556
Effect of exchange rate change on cash and restricted cash	115,271	797,117
Net increase in cash	6,158,392	25,940,927
Cash, beginning of period	8,077,908	10,058,202
Cash, end of period	$14,236,300	$35,999,129

Operating Activities

Net cash provided by operating activities was $6,118,203 for the six months ended March 31, 2022, primarily consisted of the following:

●	Net income of $1,731,735 for the period.

●	A decrease in accounts receivable of $3,060,116. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of March 31, 2022, most of our outstanding accounts receivable aged below six months. As of date of this filing, approximately 64.9%, or $12.2 million of our net accounts receivable balance as of March 31, 2022 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $860,517 because we increased the purchase of our raw material inventories and increased the purchase of finished goods inventory from third-party pharmaceutical companies in anticipation of increased sales in the coming months.

●	A decrease in advance to suppliers of $2,664,149 because we made significant advance payments to suppliers for raw material purchase as of last fiscal year end and we received approximately $2.7 million purchased raw materials during the six months ended March 31, 2022.

●	A decrease in prepayment for advertising of $7,593,960. In September 2021, we engaged a third-party advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment has been charged to expense when our TV advertisement was first broadcasted in October 2021.

●	A decrease in accounts payable of $1,751,013 because we made payment to raw material suppliers when we received the invoices from them.

Net cash provided by operating activities was $1,058,129 for the six months ended March 31, 2021, primarily consisted of the following:

●	Net income of $7,147,798 for the period.

●	An increase in accounts receivable of $6,322,074. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of March 31, 2021, most of our outstanding accounts receivable aged below six months. As of date of this filing, our net accounts receivable balance as of March 31, 2021 have been fully collected.

●	An increase in inventory balance of $2,864,911 because we increased raw material and finished goods inventory purchase in order to have sufficient inventory to fulfill increased sales orders based on current sales trend. In addition, in order to reduce the negative impact from general inflation and increased market price of raw materials, we increased the inventory stockpiles as of March 31, 2021.

●	An increase in prepaid expenses and other current assets of $3,037,310 because we made an advance payment of RMB23.3 million (approximately $3 million) to a third-party vendor in order to purchase new equipment and machinery to upgrade some of our manufacturing facilities. The prepayment was paid to this vendor on March 15, 2021 and we had not received the equipment and machinery as of March 31, 2021. Subsequently in April 2021, we terminated the purchase agreement with this vendor and fully collected the RMB23.3 million prepayment.

●	An increase in accounts payable of $5,801,410 because of our increased purchase of raw materials and third-party products from our suppliers, which led to increase in our accounts payable balance as of March 31, 2021. We normally arrange the payment to suppliers upon receipt of the invoices from them. As of March 31, 2021, the increase in accounts payable was largely due to pending invoices from suppliers.

Investing Activities

Net cash used in investing activities amounted to $55,091 for the six months ended March 31, 2022, which primarily included the purchase of fixed assets of $55,629, offset by proceeds of $538 from disposal of certain equipment.

Net cash used in investing activities amounted to $50,875 for the six months ended March 31, 2021, which primarily included the purchase of fixed assets in the same amount.

Financing Activities

Net cash used in financing activities amounted to $19,991 for the six months ended March 31, 2022, primarily include the following:

●	Proceeds from short-term bank loans of $1,255,200 and repayment of bank loans of $1,255,200.

●	Repayment of related party borrowings of $19,991. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $24,136,556 for the six months ended March 31, 2021, primarily include the following:

●	Proceeds from short-term bank loans of $1,220,800 and repayment of bank loans of $1,220,800. During the six months ended March 31, 2021, our subsidiary, Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a PRC company formed in 2010 and a wholly-owned subsidiary of Jiangxi Universe (“Universe Trade”), repaid RMB8 million to LRC Bank upon maturity of a loan and at the same time renewed the loan agreement to borrow RMB8 million for an additional year until March 17, 2022.

●	Net proceeds of approximately $22.0 million received from our IPO closed on March 25, 2021. Additional net proceeds of approximately $3.6 million from sale of the over-allotment shares on March 31, 2021 was subsequently received on April 1, 2021. As a result, our unaudited condensed balance sheet as of March 31, 2021 reported a subscription receivable of $3.6 million.

●	Proceeds from related party borrowings of $2,194,640. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2022 and 2021, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of March 31, 2022, we had the following contractual obligations:

		Payment Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years
Debt obligations (1) (2) (3)	$4,410,000	$4,410,000	$-
Total	$4,410,000	$4,410,000	$-

(1)	On June 16, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,575,000) as working capital for one year, with the maturity date on June 15, 2022. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan. Upon maturity, the Company entered into a new loan agreement with LRC bank to extend the loan borrowing period for one year, with a new maturity date on June 14, 2023 and interest rate of 4.62% per annum.

(2)	On June 30, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,575,000) as working capital for one year, with the maturity date on June 18, 2022. The fixed interest rate of the loan was 4.5% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, Mr. Gang Lai’s spouse, Mrs. Xing Wu, and the Company’s subsidiary, Universe Trade, jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan. Upon maturity, the Company repaid the loan and entered into a new loan agreement with Bank of Communications to extend the loan borrowing period for one year, with a new maturity date on May 26, 2023 and interest rate of 4.2% per annum.

(3)	On March 18, 2021, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,260,000) as working capital for one year, with the maturity date on March 17, 2022. The fixed interest rate of the loan was 4.81% per annum. Upon maturity of this loan, Universe Trade entered into a loan extension agreement with the bank to extend the loan for one year, with a new maturity date on March 13, 2023 and interest rate of 4.81% per annum. There was no guarantee requirement for this loan.

Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2022 and September 30, 2021.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.